UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Warrant Inducement

Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”) entered into definitive agreements for the immediate exercise of certain outstanding Series 2024-C warrants to purchase up to an aggregate of 10,950,451 of the Company’s ordinary shares originally issued in January 2023, at the current exercise price of $0.35 per share. The ordinary shares issuable upon exercise of the warrants are registered pursuant to an effective registration statement on Form F-1 (No. 333-273841). The gross proceeds to the Company from the exercise of the warrants are expected to be approximately $3.8 million, prior to deducting placement agent fees and estimated offering expenses.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

In consideration for the immediate exercise of the warrants for cash, the Company will issue new unregistered Series 2024-D warrants to purchase up to 10,950,451 ordinary shares and new unregistered Series 2024-E warrants to purchase up to 10,950,451 ordinary shares. The new warrants will have an exercise price of $0.35 per share and will be immediately exercisable upon issuance. The Series 2024-D warrants will have a term of five and one-half years from the issuance date and the Series 2024-E warrants will have a term of two years from the issuance date.

The offering is expected to close on or about May 22, 2024, subject to satisfaction of customary closing conditions. The Company intends to use the net proceeds from the offering for general corporate purposes, including working capital, operating expenses, debt repayment and to support acquired assets.

The Company also has agreed, effective upon the closing of the offering, to (i) amend certain existing warrants to purchase up to an aggregate of 8,945,000 ordinary shares that were previously issued in April 2024 and have an exercise price of $0.41 per share, such that the amended warrants will have a reduced exercise price of $0.35 per share and (ii) issue to the holder of such existing warrants a warrant to purchase up to an aggregate of 6,000,000 ordinary shares, at an exercise price of $0.35 per share, which will be immediately exercisable upon issuance and will have a term of five years from the issuance date.

The new warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”) and, along with the ordinary shares issuable upon their exercise, have not been registered under the 1933 Act, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (“SEC”) or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the SEC covering the resale of the ordinary shares issuable upon exercise of the new warrants.

Exhibit Index

Exhibit

10.1	Form of Warrant Inducement Agreement and accompanying Series 2024-D warrants and Series 2024-E warrants
10.2	Form of Waiver and accompanying warrant
99.1	Press Release dated May 20, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: May 20, 2024
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)